INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

Tel:  775-322-4448

September 29, 2010

Via EDGAR

Mark C. Shannon
Branch Chief
Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Infrastructure Materials Corp. Form 10-K for the Fiscal Year Ended June 30, 2009 Filed September 28, 2009 SEC Comment Letter dated September 15, 2010 File No. 0-52641

Gentlemen:

We are responding your letter dated September 15, 2010 concerning the Form 10-K for the Fiscal Year Ended June 30, 2009 filed by Infrastructure Materials Corp. (“Infrastructure” or the “Company”).  For ease of your review, we have included a reference to your comment and restated your comment before our responses.

Comment:
We note your response to prior comment one from our letter dated August 3, 2010 and are unable to agree with your position. We believe your warrant modifications conveyed additional value to only the warrant holders and should be treated as a period expense. Although US GAAP directly does not address transactions of this type, we believe the principles contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 are applicable in this situation. Therefore, please revise your financial statements and related disclosures to include the incremental value conveyed to your warrant holders via the reduction in exercise price, and the various extensions you granted on the expiration dates of outstanding warrants. If you believe the additional value conveyed to your warrant holders is not material to your financial statements taken as a whole, please provide a materiality analysis to support your position.

The extension in the expiry of warrants and the reduction in the exercise price of warrants were finalized in the Company’s fiscal year 2008 (June 2008) and fiscal year 2009 (December 2008), respectively. Although US GAAP does not directly address transactions of this type, in line with the SEC comment, the Company will treat the incremental value conveyed to the warrant holders relating to extension in the expiry of warrants and the reduction in the exercise price of warrants as period expenses, calculated in accordance with the principles contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8.

United States Securities and Exchange Commission
Division of Corporation Finance
September 29, 2010

To amend fiscal years 2009 and 2008 as explained above, the Company will follow the guidance available from FASB 154 and will file a 10K/A for fiscal year 2009 in October, 2010. In the 10K/A, the Company will include its restated financial statements and amended disclosures, including relevant changes to the section on ‘Management’s Discussion and Analysis for the fiscal year 2009 and providing comparative restated financial statements with amended disclosures for fiscal year 2008. The Company will also provide an explanatory note explaining, not only the amendments for each of the fiscal years 2009 and 2008, but also the amendments for each of the quarters for fiscal year 2009, in accordance with Paragraphs 25 and 26 of FASB 154.

The Company will also be filing its annual 10K for the fiscal year 2010 on or before October 13, 2010, which will include, statements and disclosures for fiscal 2010 along with restated comparative statements and disclosures for fiscal 2009 in accordance with the guidance from FASB 154.

We hope our explanation answers and clarifies the comment raised.

Very truly yours, /s/ Rakesh Malhotra Rakesh Malhotra, Chief Financial Officer

cc:	Mason Douglas Cliff Low Jonathan H. Gardner